UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 000-53082

  AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
                               People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 9, 2009, AutoChina International Limited, a company organized under the laws of the Cayman Islands (the “Company”) entered into an executive employment agreement with Yong Hui Li, effective immediately, pursuant to which Mr. Li will act as the Company’s Chief Executive Officer. Mr. Li will receive a salary of US$1 per year, and is eligible to participate in the benefits made generally available by the Company to similarly situated executives, in accordance with the benefit plans established by the Company (including the Company’s equity incentive plan), and as may be amended from time to time in the Company’s sole discretion. Mr. Li is not entitled to any bonus unless otherwise approved by the board of directors of the Company (the “Board of Directors”). The employment agreement has a term of three (3) years, expiring on April 9, 2012. Mr. Li remains the chairman and chief executive officer of AutoChina Group Inc. (“ACG”), a company acquired by the Company on April 9, 2009.

On April 9, 2009, the Company entered into an executive employment agreement with Johnson Lau, effective immediately, pursuant to which Mr. Lau will act as the Company’s Chief Financial Officer. Mr. Lau will receive a salary of US$50,000 per year, and is eligible to participate in the benefits made generally available by the Company to similarly situated executives, in accordance with the benefit plans established by the Company (including the Company’s equity incentive plan), and as may be amended from time to time in the Company’s sole discretion. Mr. Lau is not entitled to any bonus unless otherwise approved by the Board of Directors. The employment agreement has a term of three (3) years, expiring on April 9, 2012. Mr. Lau remains ACG’s chief financial officer.

On April 9, 2009, the Company entered into an executive employment agreement with Wei Xing, effective immediately, pursuant to which Mr. Xing will act as the Company’s Chief Operating Officer. Mr. Xing will receive a salary of US$60,000 per year, and is eligible to participate in the benefits made generally available by the Company to similarly situated executives, in accordance with the benefit plans established by the Company (including the Company’s equity incentive plan), and as may be amended from time to time in the Company’s sole discretion. Mr. Xing is not entitled to any bonus unless otherwise approved by the Board of Directors. The employment agreement has a term of three (3) years, expiring on April 9, 2012. Mr. Xing remains ACG’s chief operating officer.

On April 9, 2009, the Company entered into an executive employment agreement with Chen Lei, effective immediately, pursuant to which Mr. Lei will act as the Company’s Senior Vice President. Mr. Lei will receive a salary of US$50,000 per year, and is eligible to participate in the benefits made generally available by the Company to similarly situated executives, in accordance with the benefit plans established by the Company (including the Company’s equity incentive plan), and as may be amended from time to time in the Company’s sole discretion. Mr. Lei is not entitled to any bonus unless otherwise approved by the Board of Directors. The employment agreement has a term of three (3) years, expiring on April 9, 2012. Mr. Lei remains ACG’s senior vice president.

The employment agreements of each of Mr. Li, Mr. Lau, Mr. Xing or Mr. Lei (each an “Executive”) described above (each an “Employment Agreement”) may be terminated by the Company (i) upon termination of the Executive “for cause”, which is defined as (A) the failure of the Executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the Executive to correct the same within a reasonable period specified by the Company; (B) any breach by the Executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company's reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the Executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to the Executive’s death, (iii) in the event the Executive becomes eligible for the Company’s long-term disability benefits or if the Executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more that 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the Executive is entitled to 3 months base salary severance to the extent the Executive is not otherwise employed during the severance period.

Each Employment Agreement may be terminated by the relevant Executive: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in the Executive's base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of the Company if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control of the Company.  If the Employment Agreement is terminated by the executive for “good reason” then the Executive is entitled to 1 month base salary severance to the extent the executive is not otherwise employed during the severance period.

Each Employment Agreement subjects the Executive to non-compete and non-solicitation provisions for a term of one year following termination of the Employment Agreement. Except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the Executive prior to the Executive's employment with the Company), all inventions and other intellectual property created by the Executive during the term of his employment are the property of the Company, and each Executive agrees to assist the Company to secure such intellectual property rights. Each Employment Agreement includes other customary terms and conditions, and is governed by the laws of Hong Kong.

All terms used herein but not defined herein shall have the meanings assigned to them in the applicable Employment Agreement.

Financial Statements and Exhibits.

Exhibit	Description

10.1	Employment Agreement between AutoChina International Limited and Yong Hui Li, dated as of April 9, 2009

10.2	Employment Agreement between AutoChina International Limited and Johnson Lau, dated as of April 9, 2009

10.3	Employment Agreement between AutoChina International Limited and Wei Xing, dated as of April 9, 2009

10.4	Employment Agreement between AutoChina International Limited and Chen Lei, dated as of April 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED
By:	/s/ Yong Hui Li
Name: Yong Hui Li
Title: Chief Executive Officer

Dated: May 29, 2009

EXHIBIT INDEX

Exhibit	Description

10.1	Employment Agreement between AutoChina International Limited and Yong Hui Li, dated as of April 9, 2009

10.2	Employment Agreement between AutoChina International Limited and Johnson Lau, dated as of April 9, 2009

10.3	Employment Agreement between AutoChina International Limited and Wei Xing, dated as of April 9, 2009

10.4	Employment Agreement between AutoChina International Limited and Chen Lei, dated as of April 9, 2009